Exhibit 12

Ratio of Earnings to Fixed Charges

	53 Weeks Ended	52 Weeks Ended	52 Weeks Ended	52 Weeks Ended	52 Weeks Ended
($ in millions except ratios)	February 2, 2013	January 28, 2012	January 29, 2011	January 30, 2010	January 31, 2009
Earnings before income taxes and interest expense	$1,948	$1,443	$1,974	$1,822	$1,585
Less: capitalized interest, net	(6)	(4)	—	—	(8)
Total fixed charges	675	644	534	537	536
Earnings for calculation	$2,617	$2,083	$2,508	$2,359	$2,113
Fixed charges:
Gross interest incurred	$87	$74	$(8)	$6	$1
Interest portion of rent expense (1)	588	570	542	531	535
Total fixed charges	$675	$644	$534	$537	$536
Ratio of earnings to fixed charges	3.9	3.2	4.7	4.4	3.9
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(1) The interest portion of rent expense is calculated as 48 percent of rent expense.